Mail Stop 6010
Via Facsimile and U.S. Mail

December 7, 2006

Mr. R. Philip Bixby
President, Chief Executive Officer and Chairman
Kansas City Life Insurance Company
3520 Broadway
Kansas City, Missouri 64111-2565

      Re: **Kansas City Life Insurance Company**
               Form 10-K for fiscal year ended December 31, 2005
               File No. 002-40764

Dear Mr. Bixby:

       We have completed our review of your Form 10-K and have no further comments at this time.

                  Sincerely,

                  Kevin Woody
                  Accounting Branch Chief